UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Yau Wing Yiu was appointed as Vice President, Finance of Connect Biopharma Holdings Limited (the “Company”), effective as of May 6, 2021. Prior to joining the Company, Mr. Yau had served as a Partner at ARM Pacific Capital Limited, a private equity investment fund, since 2016. From 2013 to 2015, Mr. Yau was the Chief Financial Officer of China Everbright Water Limited, a waste-water treatment operator listed on the Hong Kong and Singapore Stock Exchanges. Previously, Mr. Yau was a finance executive at China Strategic Holdings Limited and AID Partners Capital Limited and served as Finance Director at Microsoft China Limited. Mr. Yau holds a B.A. in Business Studies from The City University of Hong Kong and an M.B.A. from The Hong Kong University of Science and Technology. Mr. Yau is a member of the Hong Kong Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

The information in the first paragraph under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-254524).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2021	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Eric Hall
		Name:	Eric Hall
		Title:	Interim Chief Financial Officer